Exhibit 4.3

RIGHT OF FIRST OFFER AGREEMENT

This Right of First Offer Agreement is entered into as of March 14, 2011 between Seaspan Corporation, a Marshall Islands corporation (“Seaspan”), and Blue Water Commerce, LLC, a Montana limited liability company (the “Washington Entity”).

RECITALS

WHEREAS, Seaspan and the Washington Entity (whose Affiliates were involved in forming Seaspan, are significant shareholders of Seaspan, and have been sources of capital and other support for Seaspan) are each members of Greater China Intermodal Investments LLC, a Marshall Islands limited liability company (“GC Intermodal”);

WHEREAS, the Washington Entity has certain rights of first refusal to acquire Container Vessels (as defined below) pursuant to that certain Right of First Refusal Agreement dated as of the date hereof among GC Intermodal, Seaspan and the Washington Entity (as the same may be amended from time to time, the “ROFR Agreement”); and

WHEREAS, in connection with the execution of the ROFR Agreement, the parties agreed, and desire by their execution of this Agreement to evidence their agreement, that the Washington Entity, in connection with its desire to provide support to Seaspan, would grant to Seaspan a right of first offer with respect to any proposed dispositions of Container Vessels by any Washington Group Member (as defined below), which Container Vessels were acquired by a Washington Group Member pursuant to the ROFR Agreement (collectively, the “ROFO Vessels”).

AGREEMENT

NOW, THEREFORE, the parties hereby agree as follows:

1.	Definitions

For purposes of this Agreement:

“Affiliate” means, with respect to any specified person or entity, any other person or entity who, directly or indirectly, controls, is controlled by, or is under common control with such person or entity, including without limitation any general partner, managing member, officer or director of such Person.

“Charter” means any charter party agreement (including any bareboat, time, voyage or slot charter party), lease with respect with which any Washington Group Member is the lessor, or any contract of affreightment, in each case providing for the use or other employment of any Container Vessel between any Washington Group Member, on the one hand, and any unaffiliated third party, on the other hand.

“Control” means, when used with respect to a specified Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly,

whether through the ownership of voting securities or interests, by contract or otherwise. “Controlled” and “Controlling” will have correlative meanings.

“Container Vessel” means an ocean-going vessel that is specifically constructed to transport containerized cargo.

“Person” means any individual, corporation, limited liability company, partnership, limited partnership, limited liability partnership, joint venture, trust, business trust, unincorporated association, estate or other legal entity.

“Subsidiary” means, with respect to any Person, any other Person more than 50% of the voting power of which is held, directly or indirectly, by such first Person and/or any of such first Person’s Subsidiaries, or over which such Person either, directly or indirectly, exercises Control (including (i) any limited partnership of which such first Person, directly or indirectly, is the general partner or otherwise has the power to direct or cause the direction of the management and policies thereof and (ii) any limited liability company of which such first Person, directly or indirectly, is the managing member or otherwise has the power to direct or cause the direction of the management and policies thereof).

“Transfer” means any transfer, assignment, sale or other disposition of any ROFO Vessel by a Washington Group Member; provided, however, that such term shall not include: (a) transfers, assignments, sales or other dispositions from a Washington Group Member to another Washington Group Member or to Seaspan or its Affiliates; (b) any Charter; (c) grants of security interests in or mortgages or liens on such ROFO Vessel in favor of a bona fide third-party lender (and any foreclosing of any such security interest, mortgage or lien or transfer in lieu thereof); or (d) transfers, assignments, sales or other dispositions from a Washington Group Member to an entity which is conducting an Initial Public Offering (as defined in the ROFR Agreement); and, provided further, that, in connection with any transfer, assignment, sale or other disposition pursuant to clause (a) and which is to another Washington Group Member, such transferee assumes in writing all of the obligations imposed by this Agreement on the Washington Entity and agrees to be bound by each of the terms and provisions of this Agreement.

“Washington Group Member” means, individually, the Washington Entity and each of its Subsidiaries and Affiliates and also Dennis R. Washington, Kyle R. Washington and Kevin L. Washington, any spouse, father, mother, brother, sister, lineal descendant of spouse or lineal descendant of Dennis R. Washington, Kyle R. Washington and Kevin L. Washington, and each of such person’s respective controlled Affiliates, estate planning vehicles, trusts and related entities; provided, that this foregoing definition is solely for purposes of this Agreement and is not meant as an acknowledgement that any Washington Group Member is the beneficial owner of securities of another Washington Group Member.

2.	Rights of First Offer

(a) The Washington Entity, on behalf of itself and each other Washington Group Member, hereby grants Seaspan a right of first offer on any proposed Transfer by any

Washington Group Member of any ROFO Vessels owned or acquired by any Washington Group Member.

(b) The parties acknowledge that all potential Transfers of ROFO Vessels pursuant to this Agreement are subject to obtaining any and all written consents of governmental authorities and other non-affiliated third parties and to the terms of all existing agreements in respect of such ROFO Vessels.

(c) In the event that a Washington Group Member (as applicable, the “Transferring Party”) proposes to Transfer any ROFO Vessel (the “Sale Vessel”), prior to offering to Transfer or Transferring the Sale Vessel, such Transferring Party shall give Seaspan written notice setting forth all material terms and conditions (including, without limitation, the purchase price and a description of the Sale Vessel, any related charter contract and any financing that may be assumed by the transferee in connection with such Transfer) on which such Transferring Party desires to Transfer the Sale Vessel (the “Transfer Notice”). If within 10 days after receipt of the Transfer Notice, Seaspan delivers to the Transferring Party a written notice indicating its interest to negotiate to purchase the Sale Vessel (the “Notice of Interest”), the Transferring Party and Seaspan then shall be obligated to negotiate in good faith for a 30 day period following the delivery by Seaspan of the Notice of Interest (the “First Offer Negotiation Period”) to reach an agreement for the Transfer of such Sale Vessel to Seaspan or any of Seaspan’s Affiliates or Subsidiaries on the terms and conditions set forth in the Transfer Notice. Seaspan shall have the right to accept or reject, in its sole and absolute discretion, any offer with respect to the Sale Vessel that is made during the First Offer Negotiation Period. If Seaspan does not deliver a Notice of Interest within 10 days after receipt of a Transfer Notice or if no agreement with respect to the Sale Vessel is reached during the First Offer Negotiation Period, then the Transferring Party will have the right, in its sole and absolute discretion, during the 180 day period (subject to reasonable extension to obtain regulatory approvals) after the end of the First Offer Negotiation Period (or, if Seaspan did not deliver a Notice of Interest, after the end of the period during which Seaspan was entitled to deliver a Notice of Interest) to Transfer the Sale Vessel to one or more third parties in any transaction or series of related transactions on terms and conditions that are no less favorable to the Transferring Party than those included in the Transfer Notice. If the Sale Vessel is not Transferred during such 180 day period, then the Transferring Party shall not thereafter Transfer the Sale Vessel without first offering such Sale Vessel to Seaspan again in the manner provided above.

(d) Notwithstanding anything herein to the contrary, the rights of first offer granted to Seaspan in this Agreement shall terminate upon the tenth anniversary of the date hereof and shall thereafter be of no further force and effect.

3.	Miscellaneous

3.1	Successors and Assigns

No party shall have the right to assign its rights or obligations under this Agreement without the consent of the other party hereto.

3.2	Governing Law

This Agreement shall be subject to and governed by the laws of the State of Montana, excluding any conflicts-of-law rule or principle that might refer the construction or interpretation of this Agreement to the laws of another jurisdiction. Each party hereby submits to the jurisdiction of the courts located in Missoula, Montana and to venue in Missoula, Montana in connection with any claims arising from this Agreement.

3.3	Counterparts; Facsimile

This Agreement may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.4	Titles and Subtitles

The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

3.5	Notices

All notices or requests or consents provided for or permitted to be given pursuant to this Agreement must be in writing and must be given by depositing same in the mail, addressed to the person or entity to be notified, postpaid, and registered or certified with return receipt requested or by delivering such notice in person or by private-courier, prepaid, or by telecopier to such party. Notice given by personal delivery or mail shall be effective upon actual receipt. Couriered notices shall be deemed delivered on the date the courier represents that delivery will occur. Notice given by telecopier shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next business day after receipt if not received during the recipient’s normal business hours. All notices to be sent to a party pursuant to this Agreement shall be sent to or made at the address set forth below, or at such other address as such party may stipulate to the other parties in the manner provided in this Section:

if to Seaspan:

Unit 2 – 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong

Fax: (604) 638 2595

Attention: Corporate Secretary

with a copy to (which shall not constitute notice):

Seaspan Ship Management Ltd.

2600 – 200 Granville Street

Vancouver BC V6C 1S4

Attention: Secretary

Fax No.: +1.604.648.9514

with copy to (which shall not constitute notice):

Perkins Coie LLP

1120 N.W. Couch Street, Tenth Floor

Portland, OR 97209-4128

Attn: David Matheson

Fax No.: +1.503.727.2222

if to the Washington Entity:

c/o Washington Corporations

101 International Way, P.O. Box 16630

Missoula, MT 59808

with copy to (which shall not constitute notice):

K&L Gates LLP

925 4th Ave., Suite 2900

Seattle, WA 98104

Attention: Stephan Coonrod and Chris Visser

Fax No.: (206) 623-7022

3.6	Amendments and Waivers

This Agreement may be amended or modified from time to time only by the written agreement of each of the parties hereto.

3.7	Severability

In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

3.8	Entire Agreement

This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

3.9	Delays or Omissions

No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

SEASPAN CORPORATION

By:	/s/ Sai W. Chu
Title: Chief Financial Officer

WASHINGTON ENTITY:

Blue Water Commerce, LLC

By:	/s/ Lawrence R. Simkins
Title: Manager